Exhibit (a)(9)

Air Products and Chemicals, Inc.	John E. McGlade
7201 Hamilton Boulevard	Chairman, President and
Allentown, PA 18195-1501	Chief Executive Officer
Tel (610) 481-6597
Fax (610) 706-5310
E-mail mcgladje@airproducts.com

Via:	Email / peter.mccausland@airgas.com

and Fax / (610) 687-1058

4 February 2010

Mr. Peter McCausland

Chairman, President and CEO

Airgas, Inc.

259 North Radnor-Chester Road, Suite 100

Radnor, PA 19087-5283

Dear Peter:

As you know, we have been trying for the last four months to engage Airgas in friendly discussions regarding a business combination. We are deeply disappointed that you and your board have rejected out of hand two written offers providing your shareholders substantial premiums. In our prior correspondence, we clearly and repeatedly stated our flexibility as to both value and form of consideration, yet you have continued to refuse even to discuss our offers. Your unwillingness to engage has delayed the ability of your shareholders to receive a substantial premium. We remain committed to completing this transaction, and we have therefore decided to inform your shareholders of our offer to expedite the process.

Air Products is prepared to proceed with a fully financed, all-cash offer for all Airgas shares at $60.00 per share, which reflects a premium of 38% to Airgas’ closing price today of $43.53 and 18% above its 52-week high. In addition to a substantial premium, Airgas shareholders will benefit from immediate liquidity in an uncertain economic environment through an offer which we believe fully values Airgas’ complementary capabilities and long-term growth prospects.

Bringing together our complementary skills and strengths will create one of the world’s leading integrated industrial gas companies. Combining Air Products’ global leadership in liquid bulk and tonnage gases with Airgas’ leadership in U.S. packaged gases will create the largest industrial gas company in North America and one of the largest globally – a leader with distinctive strengths and world-class competencies across all distribution channels and geographies. While we have a strong and profitable packaged gas business in Europe and other key international markets, we do not have a position in the U.S. packaged gas business where Airgas is the market leader. As part of this uniquely compelling combination, Airgas would be well positioned to achieve higher growth than it could achieve on a stand-alone basis.

We do not believe there are any significant financial or regulatory impediments to your shareholders’ timely realization of this substantial cash premium. We have secured committed financing from J.P. Morgan to complete the offer and are committed to maintaining a robust capital structure. We have also thoroughly considered the regulatory issues related to this combination and are prepared to make appropriate divestitures, none of which we expect to be material.

Mr. Peter McCausland	-2-	4 February 2010

The strategic and industrial logic of this combination is clear, and we are confident that an Air Products/Airgas combination would create greater value than Airgas or Air Products could each achieve on its own. There are many advantages to consummating this combination now, including:

•	The opportunity to improve growth, returns and cash generation.

•

Substantial cost synergies, which are expected to yield savings of $250 million annually when fully realized, primarily related to reductions in overhead and public company costs, supply chain efficiencies, and better utilization of infrastructure.

•

The ability to leverage Airgas’ extensive U.S. sales force and packaged gases skills, and to build on the foundation of Air Products’ global presence and infrastructure, to accelerate growth both domestically and internationally.

•

An integrated platform better able to capture economies of scale from extensive engineering, operations and back office capabilities with a much greater reach and ability to provide better overall customer service.

•

Air Products’ presence in all of the world’s key industrial gas markets, increased cash flow and greater access to capital would allow Airgas to achieve international expansion far faster and at a much lower cost, while accelerating its growth through acquisitions.

We believe the timing for this combination is ideal. The economy is just beginning to emerge from recession, and together we would be able to take full advantage of the substantial growth potential, economies of scale, and synergies unique to this transaction. You have made clear your international growth aspirations, which will require significant time and expense to build out on your own. Air Products has the global infrastructure in place that would allow you to achieve your goals faster and better. Airgas is also just in the initial stages of implementing SAP, and our demonstrated expertise in this area would greatly reduce the time, expense and disruption associated with this vital rollout.

Bringing our two companies together would also benefit employees, customers and the communities in which we operate. We highly value the talented operating team at Airgas, which would benefit greatly from the expanded opportunities and resources available as part of a larger and stronger global U.S. company headquartered in Pennsylvania – with significantly greater long-term growth prospects than a stand-alone Airgas. Your customers would benefit from a more robust product offering from a company with expanded resources and global scope.

Peter, let me reemphasize as I have in past discussions that Air Products is fully committed to the successful completion of this compelling transaction. Your continuing refusal to engage with us will serve only to further delay your shareholders’ ability to receive a substantial all-cash premium. While we would strongly prefer to proceed through friendly negotiations, you should not doubt our resolve to take the necessary actions to complete this transaction. We would welcome the opportunity to meet with you or with any special committee of your independent directors which has been or will be formed to consider our offer, as well as their independent financial and legal advisors. Finally, we reiterate our willingness to reflect in our offer any incremental value you can demonstrate.

Very truly yours,

c:  Airgas Board of Directors